September 22, 1999

Board of Directors
Multi-Link Telecommunications, Inc.
4704 Harlan Street, Suite 420
Denver, Colorado  80212

Re:  Form S-8 Registration Statement
     Opinion of Counsel

Gentlemen:

     You have requested our opinion as to certain matters that relate to 392,885 shares of the $0.01 par value common stock ("Common Stock") of Multi-Link
Telecommunications, Inc. ("Company") that may be issued upon the exercise of options that have been granted, and that may in the future be granted pursuant to the Company's Amended Stock Option Plan ("Plan"), that may be issued pursuant to grants under the Plan and that have been granted to Steve Inman, Doug Cohen, Mary Hugo, Tanya Riddle, Don Klick, Keith R. Holder, R. Brad Stillahn Samuel Soudani, Janice Wilkins and Mari Christie.

     We have reviewed the Restated Articles of Incorporation of the Company, the Plan, the option certificates for the options granted under the Plan and such other documents that we considered necessary in order to render this opinion. As a result of our review, we are of the opinion that, assuming the shares of Common Stock are paid for as described in the Plan and the option certificates, when issued, the shares of Common Stock will be validly issued, fully paid and nonassessable.

     This opinion is limited to applicability of the Colorado Business Corporation Act and the Colorado common law to the issuance of the shares of Common Stock. This opinion does not cover or is in any way related to the applicability of, or compliance by the Company with, any other law, including any federal or state securities laws, any other state common law or any other federal law.

     We consent to you describing this firm as having issued the opinion in the prospectus that is a part of the registration statement referenced above.

                                        Very truly yours,


                                        /s/ SMITH MCCULLOUGH, P.C.
                                        SMITH MCCULLOUGH, P.C.